Filed pursuant to Rule 424(b)(3)
Registration No. 333-145810
PROSPECTUS

3,249,860 Shares

Common Stock

This prospectus relates to the disposition of up to 3,249,860 shares of our common stock, or interests therein, by the selling stockholders listed in the section beginning on page 24 of this prospectus, including 1,760,906 shares of our common stock issuable to the selling stockholders upon the exercise of warrants to purchase our common stock. The selling stockholders may dispose of such shares or interests therein, from time to time on any stock exchange, market or trading facility on which the common stock is traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

Our common stock is listed on the NASDAQ Global Market under the symbol “OCLS.” On September 11, 2007, the last reported sale price for our common stock on the NASDAQ Global Market was $6.46 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully consider the risk factors described in “Risk Factors” beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 13, 2007

We use several trademarks in our business, including Microcyn, Dermacyn and Vetericyn. We own trademark registrations for these and other marks in the United States and in other countries, and we are currently seeking to register our Cidalcyn, Dentricyn and other marks in the United States and in other countries. All other trademarks, trade names or services marks appearing in this prospectus are the property of their respective owners.

Our human wound product is marketed under the name Dermacyn in the United States, the European Union and Canada, under the name Microcyn60 in Mexico and under the name Oxum in India. We have agreed to cease marketing our product in Mexico under the name Microcyn60 by September 2007 as a result of the settlement of a trademark confusion claim in Mexico. All references in this prospectus to Microcyn as a product are to the products marketed under their respective names. Other references to Microcyn are to our platform technology used in producing our products for wound care and for other markets.

You should rely only on the information provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with additional or different information. This prospectus may only be used where it is legal to sell these securities. You should not assume that any information in this prospectus is accurate as of any date other than the date of this prospectus. Information incorporated by reference in this prospectus is accurate only as of the date of the document incorporated by reference.

You should read carefully the entire prospectus, as well as the documents incorporated by reference into the prospectus, before making an investment decision. In this prospectus, unless otherwise indicated, the words “we,” “us,” and “our” refer to Oculus Innovative Sciences, Inc. and its subsidiaries and do not refer to the selling stockholders.

SUMMARY

The following summary highlights selected information from this prospectus and the information incorporated by reference. Because this is a summary, it does not contain all the information about us that may be important to you. You should read carefully the more detailed information in this prospectus, including “Risk Factors,” and other documents which are incorporated by reference in this prospectus.

Our Business

We have developed, and we manufacture and market, a family of products intended to prevent and treat infections in chronic and acute wounds. Infection is a serious potential complication in both chronic and acute wounds, and controlling infection is a critical step in wound healing. Our platform technology, called Microcyn, is a proprietary oxychlorine small molecule formulation that is designed to treat a wide range of organisms that cause disease, or pathogens, including viruses, fungi, spores and antibiotic resistant strains of bacteria, such as Methicillin-resistant Staphylococcus aureus, or MRSA, and Vancomycin-resistant Enterococcus, or VRE, in wounds. We do not have the necessary regulatory approvals to market Microcyn in the United States as a drug, nor do we have the necessary regulatory clearance or approval to market Microcyn in the U.S. as a medical device for an antimicrobial or wound healing indication. However, our device product is cleared for sale in the United States as a medical device for wound cleaning, or debridement, lubricating, moistening and dressing; is a device under CE Mark, or European Union certification, for wound cleaning and the reduction of infection in Europe; and is approved as a drug in India and Mexico.

Clinical testing we conducted in connection with our submissions to the U.S. Food and Drug Administration, or FDA, as well as physician clinical studies, suggest that our Microcyn-based product may help reduce a wide range of pathogens in acute and chronic wounds. These physician clinical studies suggest that our Microcyn-based product is easy to use and complementary to most existing treatment methods in wound care. Physician clinical studies in the United States suggest that our 510(k) product may shorten hospital stays, lower aggregate patient care costs and, in certain cases, reduce the need for system-wide, or systemic, antibiotics. A 510(k) is a premarket submission made to the FDA to demonstrate that a device to be marketed is at least as safe and effective as a legally marketed device.

In 2005, chronic and acute wound care represented an aggregate of $9.6 billion in global product sales, of which $3.3 billion was spent for the treatment of skin ulcers, $1.6 billion to treat burns and $4.7 billion for the treatment of surgical and trauma wounds, according to Kalorama Information, a life sciences market research firm. We believe our addressable market for the treatment of skin ulcers is $1.3 billion, for the treatment of burns, $300 million and for the treatment of surgical and trauma wounds, $700 million. Common methods of controlling infection, including topical antiseptics and antibiotics, have proven to be only moderately effective in combating infection in the wound bed. However, topical antiseptics tend to inhibit the healing process due to their toxicity and may require specialized preparation or handling. Antibiotics can lead to the emergence of resistant bacteria, such as MRSA and VRE. Systemic antibiotics may not be effective in controlling infection in patients with disorders affecting circulation, such as diabetes, which are commonly associated with chronic wounds. As a result, no single treatment is used across all types of wounds and stages of healing.

We believe Microcyn provides significant advantages over current methods of care in the treatment of a wide range of chronic and acute wounds throughout all stages of treatment. These stages include cleaning, or debridement, prevention and treatment of infections and wound healing. We believe that Microcyn may be the first topical product that is effective against a broad range of bacteria and other infectious microbes including antibiotic resistant strains such as MRSA and VRE, without causing irritation of or damage to healthy tissue. Unlike most antibiotics, we believe Microcyn does not target specific strains of bacteria, a practice that has been shown to promote the development of resistant bacteria. In addition, our products are shelf stable, require no special preparation, and are easy to use.

Our goal is to become a worldwide leader using anti-infectives in treating wounds. In addition to the regulatory clearances and approvals that we have already obtained, we intend to seek additional regulatory clearances and approvals to market our Microcyn-based products worldwide. In July 2004, we began selling Microcyn in Mexico after receiving approval from the Mexican Ministry of Health, or MOH, for the use of Microcyn as an antiseptic, disinfectant and sterilant. Since then, physicians in the United States, Europe, India and Mexico have conducted 21 physician clinical studies assessing Microcyn’s use in the treatment of infections in a variety of wound types, including hard-to-treat wounds such as diabetic ulcers and burns. These studies were not intended to be rigorously designed or controlled clinical trials and, as such, did not have all of the controls required for clinical trials used to support a new drug application, or NDA, submission to the FDA, which requires certain trial parameters such as blinding, randomization, predefined clinical end points, use of placebo and active control groups or U.S. good clinical practices requirements. We used the data generated from some of these studies to support our application for the CE Mark for wound cleaning and reduction of infection. We received the CE Mark in November 2004 and additional international approvals in Canada, Mexico and India. Microcyn has also received three FDA 510(k) clearances for use as a medical device in wound cleaning, or debridement, lubricating, moistening and dressing, including traumatic wounds and acute and chronic dermal lesions.

In the second quarter of 2007, we initiated a Phase II randomized clinical trial, which is designed to evaluate the effectiveness of Microcyn in mildly infected diabetic foot ulcers with endpoints of resolution of all symptoms of inflammation, or clinical cure, and improvement in signs and symptoms of infection supported by microbiological response as described in FDA guidelines. We are using more than 10 clinical sites with a target of enrolling 60 patients in three test groups using Microcyn alone, Microcyn plus an oral antibiotic or saline plus an oral antibiotic. We expect to announce the results of our Phase II trial in autumn of 2007. A contract research organization is coordinating, monitoring and documenting results of this trial. Following the completion of this trial, and a review meeting with the FDA, and assuming successful completion of the Phase II trial, we intend to initiate two Phase III trials. We anticipate that patient enrollment for Phase III trials will start in early 2008, and the trials will last about 12 to 18 months. These Phase II and Phase III clinical trials are intended to provide the clinical basis for submission to the FDA of an NDA for the treatment of infected diabetic foot ulcers. In the event that we obtain drug approval from the FDA, we may seek clearance for treatment of other types of wounds. We intend to continue to pursue strategic partnerships to assess potential applications for Microcyn in several other markets, including respiratory, ophthalmology, dermatology, dental and veterinary markets, and FDA or other governmental approvals may be required for any potential new products or new indications. We have reduced expenses in our international operations in order to focus our resources on our U.S. clinical trials.

We currently make Microcyn available under our 510(k) clearances in the United States primarily through our website, one national distributor and several regional distributors. We plan for a more aggressive commercialization and product launch in the event we obtain drug approval from the FDA. Most of our current marketing efforts in the United States are designed to build brand awareness. In Europe, we sell Microcyn through exclusive distribution agreements with distributors, all of which, we believe, are experienced suppliers to hospitals, supported by a distributor coordinator. We are seeking a significant distribution partner to sell the product in Europe into the wound care market. Also, we have a distribution agreement with a private company in Europe that distributes Microcyn in Europe to salons for cleaning hands and feet during cosmetic treatments. In Mexico, we sell Microcyn through a network of distributors and through a contract sales force, including salespeople, nurses and clinical support staff. In India we sell through Alkem, a large pharmaceutical company in India. Our fiscal 2007 year marked the first full year of the product launch of Microcyn in India. In China, we recently signed a distribution agreement with China Bao Tai, which intends to distribute Microcyn to hospitals, doctors and clinics through Sinopharm, the largest pharmaceutical company in China, and to retail pharmacies through Lianhua Supermarkets after required regulatory approval in China is obtained.

We also operate a microbiology contract testing laboratory division that provides consulting and laboratory services to medical companies that design and manufacture biomedical devices and drugs, as well as testing on our products and potential products. Our testing laboratory is required to comply with U.S. good manufacturing practices and quality systems regulation. We are in the process of transitioning our business away from providing laboratory services to others, as we continue to focus our efforts on completion of our clinical trials.

Market Opportunity

Commonly used topical antiseptics and antibiotics have limitations and side effects that may constrain their usage. For example:

•	many antiseptics, including Betadine, hydrogen peroxide and Dakin’s solution, are toxic, can destroy human cells and tissue, may cause allergic reactions and can impede the wound healing process;

•	silver-based products are expensive and require precise dosage and close monitoring by trained medical staff to minimize the potential for tissue toxicity allergic reactions and bacterial resistance;

•	the increase in antibiotic resistant bacterial strains, such as MRSA and VRE, have compromised the effectiveness of some widely used topical antibiotics including Neosporin and Bacitracin; and

•	oral and systemic antibiotics often are not effective in treating topical infections and can cause serious side effects.

Our Solution

We believe Microcyn has potential advantages over current methods of care in the treatment of chronic and acute wounds, including the following:

•	Wound Care Solution. Our 510(k) product is cleared as a medical device for sale in the United States in wound cleaning, or debridement, lubricating, moistening and dressing. Although we do not have the necessary regulatory approvals to market Microcyn in the United States as a drug, laboratory testing and physician clinical studies further suggest that our 510(k) Microcyn product may be effective against a wide range of bacteria that causes infection in a variety of acute and chronic wounds. In addition, because of its mechanism of action, we believe Microcyn does not target specific strains of bacteria, a practice that has been shown to promote the development of resistant bacteria. In physician clinical studies, our 510(k) Microcyn product has been used in conjunction with other wound care therapeutic products. Data from these studies suggest that patients generally experienced less pain, improved mobility and physical activity levels and better quality of life.

•	Non-irritating. Our 510(k) product label states that our 510(k) product, which is based on our Microcyn technology, is non-irritating and non-sensitizing to the skin and eyes. Throughout all our clinical trials and physician clinical studies to date and since our first commercial sale of Microcyn in Mexico in 2004, we have received no reports of serious adverse events related to the use of Microcyn products.

•	Ease of Use. Our 510(k) product label states that our 510(k) product requires no special handling precautions. Our products require no preparation before use or at time of disposal, and caregivers can use our products without significant training. In addition, Microcyn can be stored at room temperature. Unlike other super-oxidized water solutions, which are typically stable for not more than 48 hours, our laboratory tests show that Microcyn has a shelf life ranging from one to two years depending on the size and type of packaging. Our products are also designed to be complementary to most advanced technologies to treat serious wounds, such as negative pressure wound therapy, jet lavage and tissue-engineered skin substitutes.

•	Cost-Effectiveness. The treatment of many wounds requires extended hospitalization and care, including the use of expensive systemic antibiotics. Infection prolongs the healing time and necessitates increased use of systemic antibiotics. We believe that Microcyn has the potential to help treat infection, accelerate healing time and, in certain cases, may help reduce the need for systemic antibiotics, reduce the need for amputation and lead to earlier hospital discharge, thereby lowering overall patient cost.

Our Strategy

Our goal is to become a worldwide leader using anti-infectives in treating wounds. We also intend to leverage our expertise in wound care into additional market opportunities. The key elements of our strategy include the following:

Obtain drug regulatory approvals in the United States

We intend to seek additional regulatory clearances and approvals, which we believe will allow us to accelerate adoption of our products by wound care specialists worldwide. We have initiated a Phase II trial, which is designed to evaluate the effectiveness of Microcyn in mildly infected diabetic foot ulcers with endpoints of clinical cure and improvement in signs and symptoms of infection supported by microbiological response. We expect to announce the results of our Phase II trial in autumn of 2007. Following the completion of this trial and a review meeting with the FDA, and assuming successful completion of this trial, we intend to initiate two Phase III trials, enrolling patients with infected diabetic foot ulcers. We anticipate that Phase III trials will start in early 2008 and will last about 12 to 18 months. Results from these Phase II and Phase III clinical trials are intended to provide the clinical basis for submission to the FDA of an NDA for the treatment of infected diabetic foot ulcers.

Drive adoption of Microcyn as the standard of care in the wound care market to help prevent and treat infection

We believe our products are well positioned to become the standard of care in helping to treat infections, subject to obtaining the required approvals. We seek to drive adoption of Microcyn as the standard of care in the wound care market by establishing strong scientific, evidence-based rationale for its use. We intend to continue to maintain a marketing presence in key medical communities throughout the world through targeted direct marketing, publication in scientific journals, and sponsorships of physician presentations at medical conferences and seminars.

Develop strategic collaborations and distribution in the acute and chronic wound care market

Outside the United States and Mexico, we are actively pursuing strategic relationships with respect to sales, marketing and distribution. To accelerate adoption of our products, we may enter into strategic relationships with healthcare companies that have product lines, a sales force and distribution channels that are complementary to ours. We believe collaborations allow us to leverage our resources and technology. We intend to pursue access to these markets through strategic partnerships. These relationships may take the form of co-development, co-promotion, co-marketing or distribution agreements.

We currently make Microcyn available under our 510(k) clearances in the United States primarily through our website, one national distributor and several regional distributors. We plan for a more aggressive commercialization and product launch in the event we obtain drug approval from the FDA. After filing the NDA with the FDA, we may hire a direct sales force or form a strategic collaboration with a company that already has an existing sales force to address the US market.

Develop strategic partnerships in numerous indications outside the wound care market

We believe our products have potential applications in several other large markets, including respiratory, ophthalmology, dermatology, dental and veterinary markets. We intend to pursue access to these markets through strategic partnerships.

Corporate Information

We were incorporated in California in 1999 as Micromed Laboratories, Inc. In August 2001, we changed our name to Oculus Innovative Sciences, Inc. In December 2006, we reincorporated in Delaware. Our principal executive offices are located at 1129 N. McDowell Blvd., Petaluma, California, 94954, and our telephone number is (707) 782-0792. We have two principal subsidiaries: Oculus Technologies of Mexico, S.A. de C.V., organized in Mexico, and Oculus Innovative Sciences Netherlands, B.V., organized in The Netherlands. We also have a subsidiary, Oculus Innovative Sciences Japan, KK., organized under Japanese law. Our website is www.oculusis.com. Information on our website is not a part of this prospectus.

The Offering

Common stock offered by the selling stockholders	3,249,860 shares

We will not receive any proceeds from this offering. We will, however, receive the proceeds from the sale of shares of our common stock to the selling stockholders upon the cash exercise of their warrants. We will bear costs relating to the registration of the shares. See “Plan of Distribution” for more information.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following information about these risks, as well as the other information contained or incorporated by reference in this prospectus, before you decide to buy any shares of our common stock. Risks and uncertainties, in addition to those we describe below, that are not presently known to us or that we currently believe are immaterial may also impair our business operations. If any of the following risks materialize, our business could be harmed, the price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

We have a history of losses, we expect to continue to incur losses and we may never achieve profitability.

We have incurred significant net losses in each fiscal year since our inception, including losses of $19.8 million, $23.1 million and $16.5 million for the years ended March 31, 2007, 2006 and 2005, respectively, and $5.0 million during the three months ended June 30, 2007. Our accumulated deficit as of June 30, 2007 was $75.5 million. We have yet to demonstrate that we can generate sufficient sales of our products to become profitable. The extent of our future operating losses and the timing of profitability are highly uncertain, and we may never achieve profitability. Even if we do generate significant revenues from our product sales, we expect that increased operating expenses will result in significant operating losses in the near term as we, among other things:

•	conduct preclinical studies and clinical trials on our products and product candidates;

•	seek FDA clearance to market Microcyn as a drug in the United States;

•	increase our research and development efforts to enhance our existing products, commercialize new products and develop new product candidates;

•	establish additional and expand existing manufacturing facilities; and

•	grow our sales and marketing capabilities in the United States and internationally.

As a result of these activities, we will need to generate significant revenue in order to achieve profitability and may never become profitable. We must also maintain specified cash reserves in connection with our loan and security agreement which may limit our investment opportunities. Failure to maintain these reserves would trigger the requirement for us to prepay outstanding principal in the amount necessary to restore compliance with certain financial ratios in the agreement with our secured lender. Even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis.

If we do not raise additional capital, we will need to curtail some operational activities in order to reduce costs. We cannot provide any assurance that we will secure any commitments for new financing on acceptable terms, if at all.

Because all of our products are based on our Microcyn platform technology, we will need to generate sufficient revenues from the sale of Microcyn to execute our business plan.

All of our products are based on our Microcyn platform technology, and we do not have any non-Microcyn product candidates that will generate revenues in the foreseeable future. Accordingly, we expect to derive substantially all of our future revenues from sales of our current Microcyn products. We have only been selling our products since July 2004, and substantially all of our historical product revenues have been from sales of Microcyn in Mexico. Although we began selling in Europe in October 2004, in the United States in June 2005, and in India in July 2006, our product revenues outside of Mexico were not significant prior to fiscal year 2007. For example, product revenues from countries outside of Mexico were just 9% of our product revenues for the year ended March 31, 2006. However, during the year ended March 31, 2007, the percentage of product revenues from outside of Mexico increased to 32% and during the three months ended June 30, 2007 decreased to 17%. Microcyn has not been adopted as a standard of care for wound treatment in any country and may not gain acceptance among physicians, nurses, patients, third-party payors and the medical community. Existing protocols for wound care are well established within the medical community and tend to vary geographically, and healthcare providers may be reluctant to alter their protocols to include the use of Microcyn. If Microcyn does not achieve an adequate level of acceptance, we will not generate sufficient revenues to become profitable. We recently decreased our sales and marketing activities in Europe and Mexico, which could materially affect our revenues in the geographic areas in the future.

Our inability to raise additional capital on acceptable terms in the future may cause us to curtail certain operational activities, including regulatory trials, sales and marketing, and international operations, in order to reduce costs and sustain the business, and would have a material adverse effect on our business and financial condition.

We expect capital outlays and operating expenditures to increase over the next several years as we work to conduct regulatory trials, commercialize our products and expand our infrastructure. We have entered into debt financing arrangements which are secured by all of our assets. We may need to raise additional capital to, among other things:

•	fund our clinical trials and preclinical studies;

•	seek FDA clearance to market Microcyn as a drug in the United States;

•	sustain commercialization of our current products or new products;

•	fund our research and development activities;

•	expand our manufacturing capabilities;

•	increase our sales and marketing efforts to drive market adoption and address competitive developments;

•	acquire or license technologies; and

•	finance capital expenditures and our general and administrative expenses.

Our present and future funding requirements will depend on many factors, including:

•	the progress and timing of our clinical trials;

•	the level of research and development investment required to maintain and improve our technology position;

•	cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;

•	our efforts to acquire or license complementary technologies or acquire complementary businesses;

•	changes in product development plans needed to address any difficulties in commercialization;

•	competing technological and market developments; and

•	changes in regulatory policies or laws that affect our operations.

If we raise additional funds by issuing equity or convertible debt securities, dilution to our stockholders could result. Any equity or convertible debt securities issued also may provide for rights, preferences or privileges senior to those of holders of our common stock. If we raise additional funds by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of holders of our common stock, and the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or products, or grant licenses on terms that are not favorable to us. A failure to obtain adequate funds may cause us to curtail certain operational activities, including regulatory trials, sales and marketing, and international operations, in order to reduce costs and sustain the business, and would have a material adverse effect on our business and financial condition.

We do not have the necessary regulatory approvals to market Microcyn as a drug in the United States.

We have obtained three 510(k) clearances in the United States that permit us to sell Microcyn as a medical device to clean, moisten and debride wounds. However, we do not have the necessary regulatory approvals to market Microcyn in the United States as a drug, which we will need to obtain in order to execute our business plan. Before we are permitted to sell Microcyn as a drug in the United States, we must, among other things, successfully complete additional preclinical studies and well-controlled clinical trials, submit a New Drug Application, or NDA, to the FDA and obtain FDA approval. In July 2006, we completed a controlled clinical trial for pre-operative skin preparation. After completion of this trial, the FDA advised us that it is considering adopting new heightened performance requirements for evaluating efficacy of products designed to be used in pre-operative skin preparation such as ours. In discussions with the FDA, the FDA has not provided us with the definitive timing for, or parameters of, any such requirements, and has informally stated that it is uncertain during what time frame it will be able to do so. We may in the future continue our discussions with the FDA regarding the possible timing and parameters of any new guidelines for evaluating efficacy for pre-operative skin preparations. Depending on the ultimate position of the FDA regarding performance criteria for pre-operative skin preparations, we may reassess our priorities, clinical timelines and schedules for pursuing a pre-operative skin preparation indication or may decide not to pursue this indication. We also intend to seek FDA approval for the use of Microcyn to treat infections in wounds.

We have sponsored the majority of physicians performing physician clinical studies of Microcyn and in some cases, the physicians who performed these studies also hold equity in our company. The physician clinical studies were performed in the United States, Mexico and Italy, and used various endpoints, methods and controls. These studies were not intended to be rigorously designed or controlled clinical trials and, as such, did not have all of the controls required for clinical trials used to support an NDA submission to the FDA in that they did not include blinding, randomization, predefined clinical endpoints, use of placebo and active control groups or U.S. good clinical practice requirements. Consequently, the results of these physician clinical studies may not be used by us to support an NDA submission for Microcyn to the FDA. In addition, any results obtained from clinical trials designed to support an NDA submission for Microcyn to the FDA may not be as favorable as results from such physician clinical studies and otherwise may not be sufficient to support an NDA submission or FDA approval of any Microcyn NDA.

The FDA approval process is expensive and uncertain, requires detailed and comprehensive scientific and other data and generally takes several years. Despite the time and expense exerted, approval is never guaranteed. We do not know whether we will obtain favorable results in our preclinical and clinical studies or whether we will obtain the necessary regulatory approvals to market Microcyn as a drug in the United States. We anticipate that obtaining approval for the use of Microcyn to treat infections in wounds in the United States will take several years. Even if we obtain FDA approval to sell Microcyn as a drug, we may not be able to successfully commercialize Microcyn as a drug in the United States and may never recover the substantial costs we have invested in the development of our Microcyn products.

Delays or adverse results in clinical trials could result in increased costs to us and delay our ability to generate revenue.

Clinical trials can be long and expensive, and the outcome of clinical trials is uncertain and subject to delays. It may take several years to complete clinical trials, if at all, and a product candidate may fail at any stage of the clinical trial process. The length of time required varies substantially according to the type, complexity, novelty and intended use of the product candidate. Interim results of a preclinical study or clinical trial do not necessarily predict final results, and acceptable results in preclinical studies or early clinical trials may not be repeatable in later subsequent clinical trials. The commencement or completion of any of our clinical trials may be delayed or halted for a variety of reasons, including the following:

•	FDA requirements for approval, including requirements for testing efficacy or safety, may change;

•	the FDA or other regulatory authorities do not approve a clinical trial protocol;

•	patients do not enroll in clinical trials at the rate we expect;

•	delays in reaching agreement on acceptable clinical trial agreement terms with prospective sites;

•	delays in obtaining institutional review board approval to conduct a study at a prospective site;

•	safety concerns;

•	third party clinical investigators do not perform our clinical trials on our anticipated schedule or consistent with the clinical trial protocol and good clinical practices, or the third party organizations do not perform data collection and analysis in a timely or accurate manner;

•	governmental regulations or administrative actions are changed; and

•	insufficient funds to continue our clinical trials.

We do not know whether our existing or any future clinical trials will demonstrate safety and efficacy sufficiently to result in additional FDA approvals. While a number of physicians have conducted clinical studies assessing the safety and efficacy of Microcyn for various indications, the data from these studies is not sufficient to support approval of Microcyn as a drug in the United States. In addition, further studies and trials could show different results. For example, after EPA review of our registration filing, including the results of disinfectant efficacy testing conducted by an independent laboratory retained by us, we obtained EPA authorization, or registration, for the distribution and sale of our Microcyn-based product, Cidalcyn, as a hospital grade disinfectant. The EPA conducted subsequent tests and informed us that Cidalcyn did not meet efficacy standards when tested against three specific pathogens. In response to this test, we voluntarily recalled samples of the product previously distributed and later entered into a Consent Agreement and Final Order with the EPA, allowing us to amend our EPA registration and pay a $20,800 fine without admitting or denying any wrongdoing. In addition, in an independent physician study of 10 patients in which procedures were not fully delineated, published in February 2007, four patients discontinued treatment with Microcyn due to pain, and beneficial change in wound microbiology was found in only one of the six remaining patients. We will be required to conduct additional clinical trials prior to seeking approval of Microcyn for additional indications. Our failure to adequately demonstrate the safety and efficacy of our product candidates to the satisfaction of the FDA will prevent our receipt of FDA approval for additional indications and, ultimately, impact commercialization of our products in the United States. If we experience significant delays or adverse results in clinical trials, our financial results and the commercial prospects for products based on Microcyn will be harmed, our costs would increase and our ability to generate revenue would be delayed.

If we fail to obtain, or experience significant delays in obtaining additional regulatory clearances or approvals to market our current or future products, we may be unable to commercialize these products.

Developing, testing, manufacturing, marketing and selling of medical technology products are subject to extensive regulation by numerous governmental authorities in the United States and other countries. The process of obtaining regulatory clearance and approval of medical technology products is costly and time consuming. Even though the underlying product formulation may be the same or similar, our products are subject to different regulations and approval processes depending upon their intended use. In the United States, use of Microcyn to cleanse and debride a wound comes within the medical device regulation framework, while use of Microcyn to treat infections in wounds will require us to seek FDA approval of Microcyn as a drug in the United States.

To obtain regulatory approval of our products as drugs in the United States, we must first show that our products are safe and effective for target indications through preclinical studies (laboratory and animal testing) and clinical trials (human testing). The FDA generally clears marketing of a medical device through the 510(k) pre-market clearance process if it is demonstrated that the new product has the same intended use and the same or similar technological characteristics as another legally marketed Class II device, such as a device already cleared by the FDA through the 510(k) premarket notification process, and otherwise meets the FDA’s requirements. Product modifications, including labeling the product for a new intended use, may require the submission of a new 510(k) clearance and FDA approval before the modified product can be marketed.

We do not know whether our products based on Microcyn will receive approval from the FDA as a drug. The data from clinical studies of Microcyn conducted by physicians to date will not satisfy the FDA’s regulatory criteria for approval of an NDA. In order for us to seek approval for the use of Microcyn as a drug in the treatment of infections in wounds, we will be required to conduct additional preclinical and clinical trials and submit applications for approval to the FDA. For example, we recently initiated a Phase II study of Microcyn for the treatment of wound infections, and we will need to conduct additional non-clinical and well-controlled clinical trials in order to generate data to support FDA approval of Microcyn for this indication.

The outcomes of clinical trials are inherently uncertain. In addition, we do not know whether the necessary approvals or clearances will be granted or delayed for future products. The FDA could request additional information or clinical testing that could adversely affect the time to market and sale of products as drugs. If we do not obtain the requisite regulatory clearances and approvals, we will be unable to commercialize our products as drugs or devices and may never recover any of the substantial costs we have invested in the development of Microcyn.

Distribution of our products outside the United States is subject to extensive government regulation. These regulations, including the requirements for approvals or clearance to market, the time required for regulatory review and the sanctions imposed for violations, vary from country to country. We do not know whether we will obtain regulatory approvals in such countries or that we will not be required to incur significant costs in obtaining or maintaining these regulatory approvals. In addition, the export by us of certain of our products that have not yet been cleared for domestic commercial distribution may be subject to FDA export restrictions. Failure to obtain necessary regulatory approvals, the restriction, suspension or revocation of existing approvals or any other failure to comply with regulatory requirements would have a material adverse effect on our future business, financial condition, and results of operations.

If our products do not gain market acceptance, our business will suffer because we might not be able to fund future operations.

A number of factors may affect the market acceptance of our products or any other products we develop or acquire, including, among others:

•	the price of our products relative to other treatments for the same or similar treatments;

•	the perception by patients, physicians and other members of the health care community of the effectiveness and safety of our products for their indicated applications and treatments;

•	our ability to fund our sales and marketing efforts; and

•	the effectiveness of our sales and marketing efforts.

If our products do not gain market acceptance, we may not be able to fund future operations, including developing, testing and obtaining regulatory approval for new product candidates and expanding our sales and marketing efforts for our approved products, which would cause our business to suffer.

We have agreed to change the brand name of our product in Mexico, which may result in the loss of any brand recognition that we have established with users of our products.

In accordance with the settlement of a trademark infringement lawsuit filed against us in Mexico, we have agreed to stop using the name Microcyn60 in Mexico by September 2007. In addition, in May 2006, a complaint was filed against us for trademark confusion in connection with the same tradename, and we are in settlement negotiations concerning such claim. We have marketed our products in Mexico under the brand name of Microcyn60 since 2004. During the three months ended June 30, 2007 and the year ended March 31, 2007, the percentage of our product revenues derived from Mexico were 83% and 68%, respectively. As a result of our agreement to change our product name, we may lose the benefit of the brand name recognition we have generated in the region and our product sales in Mexico could decline. In locations where we have distributed our products, we believe that the brand names of those products have developed name recognition among consumers who purchase them. Any change to the brand name of our other products may cause us to lose such name recognition, which may lead to confusion in the marketplace and a decline in sales of our products.

If our competitors develop products similar to Microcyn, we may need to modify or alter our business strategy, which may delay the achievement of our goals.

Competitors may develop products with similar characteristics as Microcyn. Such similar products marketed by larger competitors can hinder our efforts to penetrate the market. As a result, we may be forced to modify or alter our business and regulatory strategy and sales and marketing plans, as a response to changes in the market, competition and technology limitations, among others. Such modifications may pose additional delays in achieving our goals.

We intend to license or collaborate with third parties in various potential markets, and events involving these strategic partners or any future collaborations could delay or prevent us from developing or commercializing products.

Our business strategy and our short- and long-term operating results will depend in part on our ability to execute on existing strategic collaborations and to license or partner with new strategic partners. We believe collaborations allow us to leverage our resources and technologies and to access markets that are compatible with our own core areas of expertise while avoiding the cost of establishing a direct sales force in each market. We may incur significant costs in the use of third parties to identify and assist in establishing relationships with potential collaborators.

To penetrate our target markets, we may need to enter into additional collaborative agreements to assist in the development and commercialization of future products. For example, depending upon our analysis of the time and expense involved in obtaining FDA approval to sell a product to treat open wounds, we may choose to license our technology to a third party as opposed to pursuing commercialization ourselves. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of our financial, regulatory or intellectual property position and our internal capabilities. Our discussions with potential collaborators may not lead to the establishment of new collaborations on favorable terms. We have limited control over the amount and timing of resources that our current collaborators or any future collaborators devote to our collaborations or potential products. These collaborators may breach or terminate their agreements with us or otherwise fail to conduct their collaborative activities successfully and in a timely manner. Further, our collaborators may not develop or commercialize products that arise out of our collaborative arrangements or devote sufficient resources to the development, manufacture, marketing or sale of these products. By entering into a collaboration, we may preclude opportunities to collaborate with other third parties who do not wish to associate with our existing third party strategic partners. Moreover, in the event of termination of a collaboration agreement, termination negotiations may result in less favorable terms.

If we are unable to expand our direct domestic sales force, we may not be able to successfully sell our products in the United States.

We have very limited commercialization capability and make Microcyn-based products available primarily through our website, one national distributor and several regional distributors. We plan for a more aggressive commercialization and product launch in the event we obtain drug approval from the FDA. Developing a sales force is expensive and time consuming, and the lack of qualified sales personnel could delay or limit the success of our product launch. Our domestic sales force, if established, will be competing with the sales operations of our competitors, which are better funded and more experienced. We may not be able to develop domestic sales capacity on a timely basis or at all.

Our dependence on distributors for sales could limit or prevent us from selling our products and from realizing long-term revenue growth.

We currently depend on distributors to sell Microcyn in the United States, Europe and other countries and intend to continue to sell our products primarily through distributors in Europe and the United States for the foreseeable future. If we are unable to expand our direct sales force, we will continue to rely on distributors to sell Microcyn. Our existing distribution agreements are generally short-term in duration, and we may need to pursue alternate distributors if the other parties to these agreements terminate or elect not to renew their agreements. If we are unable to retain our current distributors for any reason, we must replace them with alternate distributors experienced in supplying the wound care market, which could be time-consuming and divert management’s attention from other operational matters. In addition, we will need to attract additional distributors to expand the geographic areas in which we sell Microcyn. Distributors may not commit the necessary resources to market and sell our products to the level of our expectations, which could harm our ability to generate revenues. In addition, some of our distributors may also sell products that compete with ours. In some countries, regulatory licenses must be held by residents of the country. For example, the regulatory approval for one product in India is owned and held by our Indian distributor. If the licenses are not in our name or under our control, we might not have the power to ensure their ongoing effectiveness and use by us. If current or future distributors do not perform adequately, or we are unable to locate distributors in particular geographic areas, we may not realize long-term revenue growth.

We depend on a contract sales force to sell our products in Mexico.

We currently depend on a contract sales force to sell Microcyn in Mexico. Our existing agreement is short-term in duration and can be terminated by either party upon 30 days written notice. If we are unable to retain our current agreement for any reason, we may need to build our own internal sales force or find an alternate source for contract sales people. We may be unable to find an alternate source, or the alternate source’s sales force may not generate sufficient revenue. If our current or future contract sales force does not perform adequately, we may not realize long-term revenue growth in Mexico.

If we fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems with our products, these products could be subject to restrictions or withdrawal from the market.

Regulatory approvals or clearances that we currently have and that we may receive in the future are subject to limitations on the indicated uses for which the products may be marketed, and any future approvals could contain requirements for potentially costly post-marketing follow-up studies. If the FDA determines that our promotional materials or activities constitute promotion of an unapproved use or we otherwise fail to comply with FDA regulations, we may be subject to regulatory enforcement actions, including a warning letter, injunction, seizure, civil fine or criminal penalties. In addition, the manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and record-keeping for approved products are subject to extensive regulation. Our manufacturing facilities, processes and specifications are subject to periodic inspection by the FDA, European and other regulatory authorities and from time to time, we may receive notices of deficiencies from these agencies as a result of such inspections. Our failure to continue to meet regulatory standards or to remedy any deficiencies could result in restrictions being imposed on products or manufacturing processes, fines, suspension or loss of regulatory approvals or clearances, product recalls, termination of distribution or product seizures or the need to invest substantial resources to comply with various existing and new requirements. In the more egregious cases, criminal sanctions, civil penalties, disgorgement of profits or closure of our manufacturing facilities are possible. The subsequent discovery of previously unknown problems with Microcyn, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of our products, and could include voluntary or mandatory recall or withdrawal of products from the market.

New government regulations may be enacted and changes in FDA policies and regulations, their interpretation and enforcement, could prevent or delay regulatory approval of our products. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action, either in the United States or abroad. Therefore, we do not know whether we will be able to continue to comply with any regulations or that the costs of such compliance will not have a material adverse effect on our future business, financial condition, and results of operations. If we are not able to maintain regulatory compliance, we will not be permitted to market our products and our business would suffer.

We may experience difficulties in manufacturing Microcyn, which could prevent us from commercializing one or more of our products.

The machines used to manufacture our Microcyn-based products are complex, use complicated software and must be monitored by highly trained engineers. Slight deviations anywhere in our manufacturing process, including quality control, labeling and packaging, could lead to a failure to meet the specifications required by the FDA, the

EPA, European notified bodies, Mexican regulatory agencies and other foreign regulatory bodies, which may result in lot failures or product recalls. In August 2006, we received a “show cause” letter from the EPA, which stated that, in tests conducted by the EPA, Cidalcyn was found to be ineffective in killing specified pathogens when used according to label directions. We gathered records for review to determine if there might have been any problems in production of the lot tested by the EPA. We have also quarantined all remaining quantities of the production lot in question. If we are unable to obtain quality internal and external components, mechanical and electrical parts, if our software contains defects or is corrupted, or if we are unable to attract and retain qualified technicians to manufacture our products, our manufacturing output of Microcyn, or any other product candidate based on our platform that we may develop, could fail to meet required standards, our regulatory approvals could be delayed, denied or revoked, and commercialization of one or more of our Microcyn-based products may be delayed or foregone. Manufacturing processes that are used to produce the smaller quantities of Microcyn needed for our clinical test and current commercial sales may not be successfully scaled up to allow production of significant commercial quantities. Any failure to manufacture our products to required standards on a commercial scale could result in reduced revenues, delays in generating revenue and increased costs.

Our competitive position depends on our ability to protect our intellectual property and our proprietary technologies.

Our ability to compete and to achieve and maintain profitability depends on our ability to protect our intellectual property and proprietary technologies. We currently rely on a combination of patents, patent applications, trademarks, trade secret laws, confidentiality agreements, license agreements and invention assignment agreements to protect our intellectual property rights. We also rely upon unpatented know-how and continuing technological innovation to develop and maintain our competitive position. These measures may not be adequate to safeguard our Microcyn technology. In addition, we granted a security interest in our assets, including our intellectual property, under two loan and security agreements. If we do not protect our rights adequately, third parties could use our technology, and our ability to compete in the market would be reduced.

Although we have filed U.S. and foreign patent applications related to our Microcyn based products, the manufacturing technology for making the products, and their uses, only one patent has been issued from these applications to date.

Our pending patent applications and any patent applications we may file in the future may not result in issued patents, and we do not know whether any of our in-licensed patents or any additional patents that might ultimately be issued by the U.S. Patent and Trademark Office or foreign regulatory body will protect our Microcyn technology. Any claims that issue may not be sufficiently broad to prevent third parties from producing competing substitutes and may be infringed, designed around, or invalidated by third parties. Even issued patents may later be found to be invalid, or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts.

The degree of future protection for our proprietary rights is more uncertain in part because legal means afford only limited protection and may not adequately protect our rights, and we will not be able to ensure that:

•	we were the first to invent the inventions described in patent applications;

•	we were the first to file patent applications for inventions;

•	others will not independently develop similar or alternative technologies or duplicate our products without infringing our intellectual property rights;

•	any patents licensed or issued to us will provide us with any competitive advantages;

•	we will develop proprietary technologies that are patentable; or

•	the patents of others will not have an adverse effect on our ability to do business.

The policies we use to protect our trade secrets may not be effective in preventing misappropriation of our trade secrets by others. In addition, confidentiality and invention assignment agreements executed by our employees, consultants and advisors may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosures. We cannot be certain that the steps we have taken will prevent the misappropriation and use of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. For example, one of our former contract partners, Nofil Corporation, whom we relied upon to manufacture our proprietary machines had access to our proprietary information and we believe undertook the development and manufacture of the machines to be sold to third parties in violation of our agreement with such company. We have brought a claim against Nofil Corporation in the U.S. District Court for the Northern District of California. We believe that a former officer of our Mexico subsidiary collaborated in these acts, misappropriated our trade secrets, and is currently selling products in Mexico that are competitive with our products. In addition, we believe that, through the licensor of the patents that we in-license and who has also assigned patents to us, a company in Japan obtained one of our patent applications, translated it into Hangul and filed it under such company’s and the licensor’s name in South Korea. These and any other leak of confidential data into the public domain or to third parties could allow our competitors to learn our trade secrets.

We may face intellectual property infringement claims that could be time-consuming, costly to defend and could result in our loss of significant rights and, in the case of patent infringement claims, the assessment of treble damages.

On occasion, we may receive notices of claims of infringement, misappropriation or misuse of other parties’ proprietary rights. We may have disputes regarding intellectual property rights with the parties that have licensed those rights to us. For example, in June 2006, we received written notice from Coherent Technologies, the licensor of exclusive licenses to six issued Japanese patents and five Japanese published pending patent applications, advising us that the patent license was terminated, citing various reasons with which we disagree. Since that time, we have engaged in discussions with Coherent Technologies concerning the license agreement and our continued business relationship. Although we do not believe Coherent Technologies has grounds to terminate the license, we may have to take legal action to preserve our rights under the license and to enjoin Coherent Technologies from breaching its terms. Some claims received from third parties may lead to litigation. We cannot assure you that we will prevail in these actions, or that other actions alleging misappropriation or misuse by us of third-party trade secrets, infringement by us of third-party patents and trademarks or the validity of our patents, will not be asserted or prosecuted against us. We may also initiate claims to defend our intellectual property. For example, we brought a claim against Nofil Corporation for misappropriation of our trade secrets and Nofil Corporation filed a cross-complaint against us in February 2007 claiming ownership of our technology. Intellectual property litigation, regardless of outcome, is expensive and time-consuming, could divert management’s attention from our business and have a material negative effect on our business, operating results or financial condition. In addition, the outcome of such litigation may be unpredictable. If there is a successful claim of infringement against us, we may be required to pay substantial damages (including treble damages if we were to be found to have willfully infringed a third party’s patent) to the party claiming infringement, develop non-infringing technology, stop selling our products or using technology that contains the allegedly infringing intellectual property or enter into royalty or license agreements that may not be available on acceptable or commercially practical terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis could harm our business. In addition, modifying our products to include the non-infringing technologies could require us to seek re-approval or clearance from various regulatory bodies for our products, which would be costly and time consuming. Also, we may be unaware of pending patent applications that relate to our technology. Parties making infringement claims on future issued patents may be able to obtain an injunction that would prevent us from selling our products or using technology that contains the allegedly infringing intellectual property, which could harm our business.

In September 2005, a complaint was filed against us in Mexico claiming trademark infringement with respect to our Microcyn60 mark. To settle this claim we have agreed to cease marketing our product in Mexico under the name Microcyn60 by September 2007. A second unrelated claim was filed against us in Mexico in May 2006, claiming trademark infringement with respect to our Microcyn60 mark in Mexico. We are in discussions with the claimant to settle the matter.

In addition to the infringement claims in Mexico, we are currently involved in several pending trademark opposition proceedings in connection with our applications to register the marks Microcyn, Oculus Microcyn and

Dermacyn in the European Union, Argentina, Guatemala, Honduras, Nicaragua and Paraguay. If we are unable to settle these disputes or prevail in these opposition proceedings, we will not be able to obtain registrations for the Microcyn, Oculus Microcyn and Dermacyn marks in those countries, and that may impair our ability to enforce our trademark rights against infringers in those countries. Although no such legal proceedings have been brought or threats of such legal proceedings have been made, we cannot rule out the possibility that any of these opposing parties will also file a trademark infringement lawsuit seeking to prevent our use and seek monetary damages based on our use of the Microcyn, Oculus Microcyn and Dermacyn marks in the European Union, Argentina, Guatemala, Honduras, Nicaragua and Paraguay.

We have also entered into agreements with third parties to settle trademark opposition proceedings in which we have agreed to certain restrictions on our use and registration of certain marks. In March 2006, we entered into an agreement with an opposing party that places restrictions on the manner in which we can use and register our Microcyn and Microcyn60 marks in countries where the opposing party has superior rights, including in Europe and Singapore. These restrictions include always using Microcyn along with the word “technology” and another distinctive trademark such as Cidalcyn, Dermacyn and Vetericyn. In addition, we have entered into an agreement with an opposing party in which we agreed to limit our use and registration of the Microcyn mark in Uruguay to disinfectant, antiseptic and sterilizing agents. Moreover, we have entered into an agreement with an opposing party in Europe in which we agreed to specifically exclude ophthalmologic products for our Oculus Microcyn application in the European Union.

Our ability to generate revenue will be diminished if we are unable to obtain acceptable prices or an adequate level of reimbursement from third-party payors of healthcare costs.

The continuing efforts of governmental and other third-party payors, including managed care organizations such as health maintenance organizations, or HMOs, to contain or reduce costs of health care may affect our future revenue and profitability, and the future revenue and profitability of our potential customers, suppliers and collaborative or license partners and the availability of capital. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, governmental and private payors have limited the growth of health care costs through price regulation or controls, competitive pricing programs and drug rebate programs. Our ability to commercialize our products successfully will depend in part on the extent to which appropriate coverage and reimbursement levels for the cost of our Microcyn products and related treatment are obtained from governmental authorities, private health insurers and other organizations, such as HMOs.

There is significant uncertainty concerning third-party coverage and reimbursement of newly approved medical products and drugs. Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed healthcare in the United States and the concurrent growth of organizations such as HMOs, as well as legislative proposals to reform healthcare or reduce government insurance programs, may result in lower prices for or rejection of our products. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could materially and adversely affect our ability to generate revenues.

In addition, given ongoing federal and state government initiatives directed at lowering the total cost of health care, the United States Congress and state legislatures will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and the reform of the Medicare and Medicaid payment systems. While we cannot predict whether any proposed cost-containment measures will be adopted, the announcement or adoption of these proposals could reduce the price that we receive for our Microcyn products in the future.

We could be required to indemnify third parties for alleged infringement, which could cause us to incur significant costs.

Some of our distribution agreements contain commitments to indemnify our distributors against liability arising from infringement of third party intellectual property such as patents. We may be required to indemnify our customers for claims made against them or license fees they are required to pay. If we are forced to indemnify for claims or to pay license fees, our business and financial condition could be substantially harmed.

A significant part of our business is conducted outside of the United States, exposing us to additional risks that may not exist in the United States, which in turn could cause our business and operating results to suffer.

We have international operations in Mexico and Europe. For the fiscal years ended March 31, 2007, 2006 and 2005 and during the three months ended June 30, 2007, approximately 78%, 72%, 35% and 69%, respectively, of our total revenue was generated from sales outside of the United States. Our business is highly regulated for the use, marketing and manufacturing of our Microcyn products both domestically and internationally. Our international operations are subject to risks, including:

•	local political or economic instability;

•	changes in governmental regulation;

•	changes in import/export duties;

•	trade restrictions;

•	lack of experience in foreign markets;

•	difficulties and costs of staffing and managing operations in certain foreign countries;

•	work stoppages or other changes in labor conditions;

•	difficulties in collecting accounts receivables on a timely basis or at all; and

•	adverse tax consequences or overlapping tax structures.

We plan to continue to market and sale our products internationally to respond to customer requirements and market opportunities. We currently have international manufacturing facilities in Mexico and The Netherlands. Establishing operations in any foreign country or region presents risks such as those described above as well as risks specific to the particular country or region. In addition, until a payment history is established over time with customers in a new geography or region, the likelihood of collecting receivables generated by such operations could be less than our expectations. As a result, there is a greater risk that reserves set with respect to the collection of such receivables may be inadequate. If our operations in any foreign country are unsuccessful, we could incur significant losses and we may not achieve profitability.

In addition, changes in policies or laws of the United States or foreign governments resulting in, among other things, changes in regulations and the approval process, higher taxation, currency conversion limitations, restrictions on fund transfers or the expropriation of private enterprises, could reduce the anticipated benefits of our international expansion. If we fail to realize the anticipated revenue growth of our future international operations, our business and operating results could suffer.

Our sales in international markets subject us to foreign currency exchange and other risks and costs which could harm our business.

A substantial portion of our revenues are derived from outside the United States, primarily from Mexico. We anticipate that revenues from international customers will continue to represent a substantial portion of our revenues for the foreseeable future. Because we generate revenues in foreign currencies, we are subject to the effects of exchange rate fluctuations. The functional currency of our Mexican subsidiary is the Mexican Peso, and the functional currency of our subsidiary in The Netherlands is the Euro. For the preparation of our consolidated financial statements, the financial results of our foreign subsidiaries are translated into U.S. dollars on average exchange rates during the applicable period. If the U.S. dollar appreciates against the Mexican Peso or the Euro, as applicable, the revenues we recognize from sales by our subsidiaries will be adversely impacted. Foreign exchange gains or losses as a result of exchange rate fluctuations in any given period could harm our operating results and negatively impact our revenues. Additionally, if the effective price of our products were to increase as a result of fluctuations in foreign currency exchange rates, demand for our products could decline and adversely affect our results of operations and financial condition.

The loss of key members of our senior management team, one of our directors or our inability to retain highly skilled scientists, technicians and salespeople could adversely affect our business.

Our success depends largely on the skills, experience and performance of key members of our executive management team, including Hojabr Alimi, our Chief Executive Officer, and a member of our Board of Directors and Robert Northey, our Director of Research and Development. The efforts of these people will be critical to us as we continue to develop our products and attempt to commercialize products in the chronic and acute wound care market. If we were to lose one or more of these individuals, we may experience difficulties in competing effectively, developing our technologies and implementing our business strategies.

Our research and development programs depend on our ability to attract and retain highly skilled scientists and technicians. We may not be able to attract or retain qualified scientists and technicians in the future due to the intense competition for qualified personnel among medical technology businesses, particularly in the San Francisco Bay Area. We also face competition from universities and public and private research institutions in recruiting and retaining highly qualified personnel. In addition, our success depends on our ability to attract and retain salespeople with extensive experience in wound care and close relationships with the medical community, including physicians and other medical staff. We may have difficulties locating, recruiting or retaining qualified salespeople, which could cause a delay or decline in the rate of adoption of our products. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that will adversely affect our ability to support our research, development and sales programs.

We maintain key-person life insurance only on Mr. Alimi. We may discontinue this insurance in the future, it may not continue to be available on commercially reasonable terms or, if continued, it may prove inadequate to compensate us for the loss of Mr. Alimi’s services.

We may be unable to manage our future growth effectively, which would make it difficult to execute our business strategy.

We may experience periods of rapid growth as we expand our business, which will likely place a significant strain on our limited personnel and other resources. Any failure by us to manage our growth effectively could have an adverse effect on our ability to achieve our commercialization goals.

Furthermore, we conduct business in a number of geographic regions and are seeking to expand to other regions. We have not established a physical presence in many of the international regions in which we conduct or plan to conduct business, but rather we manage our business from our headquarters in Northern California. As a result, we conduct business at all times of the day and night with limited personnel. If we fail to appropriately target and increase our presence in these geographic regions, we may not be able to effectively market and sell our Microcyn products in these locations or we may not meet our customers’ needs in a timely manner, which could negatively affect our operating results.

Future growth will also impose significant added responsibilities on management, including the need to identify, recruit, train and integrate additional employees. In addition, rapid and significant growth will place strain on our administrative and operational infrastructure, including sales and marketing and clinical and regulatory personnel. Our ability to manage our operations and growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. If we are unable to manage our growth effectively, it may be difficult for us to execute our business strategy.

The wound care industry is highly competitive and subject to rapid technological change. If our competitors are better able to develop and market products that are less expensive or more effective than any products that we may develop, our commercial opportunity will be reduced or eliminated.

The wound care industry is highly competitive and subject to rapid technological change. Our success depends, in part, upon our ability to stay at the forefront of technological change and maintain a competitive position.

We compete with large healthcare, pharmaceutical and biotechnology companies, along with smaller or early-stage companies that have collaborative arrangements with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Our competitors may:

•	develop and patent processes or products earlier than we will;

•	develop and commercialize products that are less expensive or more efficient than any products that we may develop;

•	obtain regulatory approvals for competing products more rapidly than we will; and

•	improve upon existing technological approaches or develop new or different approaches that render our technology or products obsolete or non-competitive.

As a result, we may not be able to successfully commercialize any future products.

The success of our research and development efforts may depend on our ability to find suitable collaborators to fully exploit our capabilities. If we are unable to establish collaborations or if these future collaborations are unsuccessful, our research and development efforts may be unsuccessful, which could adversely affect our results of operations and financial condition.

An important element of our business strategy will be to enter into collaborative or license arrangements under which we license our Microcyn technology to other parties for development and commercialization. We expect that while we may initially seek to conduct initial clinical trials on our drug candidates, we may need to seek collaborators for a number of our potential products because of the expense, effort and expertise required to conduct additional clinical trials and further develop those potential products candidates. Because collaboration arrangements are complex to negotiate, we may not be successful in our attempts to establish these arrangements. If we need third party assistance in identifying and negotiating one or more acceptable arrangements, it might be costly. Also, we may not have products that are desirable to other parties, or we may be unwilling to license a potential product because the party interested in it is a competitor. The terms of any arrangements that we establish may not be favorable to us. Alternatively, potential collaborators may decide against entering into an agreement with us because of our financial, regulatory or intellectual property position or for scientific, commercial or other reasons. If we are not able to establish collaborative agreements, we may not be able to develop and commercialize new products, which would adversely affect our business and our revenues.

In order for any of these collaboration or license arrangements to be successful, we must first identify potential collaborators or licensees whose capabilities complement and integrate well with ours. We may rely on these arrangements for, not only financial resources, but also for expertise or economies of scale that we expect to need in the future relating to clinical trials, manufacturing, sales and marketing, and for licenses to technology rights. However, it is likely that we will not be able to control the amount and timing of resources that our collaborators or licensees devote to our programs or potential products. If our collaborators or licensees prove difficult to work with, are less skilled than we originally expected, or do not devote adequate resources to the program, the relationship will not be successful. If a business combination, involving a collaborator or licensee and a third party were to occur, the effect could be to diminish, terminate or cause delays in development of a potential product.

We may acquire other businesses or form joint ventures that could harm our operating results, dilute your ownership of us, increase our debt or cause us to incur significant expense.

As part of our business strategy, we may pursue acquisitions of complementary businesses and assets, as well as technology licensing arrangements. We also intend to pursue strategic alliances that leverage our core technology and industry experience to expand our product offerings or distribution. We have no experience with respect to acquiring other companies and limited experience with respect to the formation of collaborations, strategic alliances and joint ventures. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business, and we could assume unknown or contingent liabilities. Any future acquisitions by us also could result in significant write-offs or the incurrence of debt and contingent liabilities, any of which could harm our operating results. Integration of an acquired company also may require management resources that otherwise would be available for ongoing development of our existing business. We may not identify or complete these transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the anticipated benefits of any acquisition, technology license, strategic alliance or joint venture.

To finance any acquisitions, we may choose to issue shares of our common stock as consideration, which would dilute your ownership interest in us. If the price of our common stock is low or volatile, we may not be able to acquire other companies for stock. Alternatively, it may be necessary for us to raise additional funds for acquisitions through public or private financings. Additional funds may not be available on terms that are favorable to us, or at all.

If we are unable to comply with broad and complex federal and state fraud and abuse laws, including state and federal anti-kickback laws, we could face substantial penalties and our products could be excluded from government healthcare programs.

We are subject to various federal and state laws pertaining to healthcare fraud and abuse, which include, among other things, “anti-kickback” laws that prohibit payments to induce the referral of products and services, and “false claims” statutes that prohibit the fraudulent billing of federal healthcare programs. Our operations are subject to the federal anti-kickback statute, a criminal statute that, subject to certain statutory exceptions, prohibits any person from knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, to induce or reward a person either (i) for referring an individual for the furnishing of items or services for which payment may be made in whole or in part by a government healthcare program such as Medicare or Medicaid, or (ii) for purchasing, leasing, or ordering or arranging for or recommending the purchasing, leasing or ordering of an item or service for which payment may be made under a government healthcare program. Because of the breadth of the federal anti-kickback statute, the Office of Inspector General of the U.S. Department of Health and Human Services, or the OIG, was authorized to adopt regulations setting forth additional exceptions to the prohibitions of the statute commonly known as “safe harbors.” If all of the elements of an applicable safe harbor are fully satisfied, an arrangement will not be subject to prosecution under the federal anti-kickback statute.

We previously had agreements to pay compensation to our advisory board members and physicians who conduct clinical trials or provide other services for us. Currently, these agreements have been terminated. The agreements may be subject to challenge to the extent they do not fall within relevant safe harbors under federal and similar state anti-kickback laws. If our past or present operations, including, but not limited to, our consulting arrangements with our advisory board members or physicians conducting clinical trials on our behalf, or our promotional or discount programs, are found to be in violation of these laws, we or our officers may be subject to civil or criminal penalties, including large monetary penalties, damages, fines, imprisonment and exclusion from government healthcare program participation, including Medicare and Medicaid.

In addition, if there is a change in law, regulation or administrative or judicial interpretations of these laws, we may have to change our business practices or our existing business practices could be challenged as unlawful, which could have a negative effect on our business, financial condition and results of operations.

Healthcare fraud and abuse laws are complex and even minor, inadvertent irregularities can potentially give rise to claims that a statute or regulation has been violated. The frequency of suits to enforce these laws have increased significantly in recent years and have increased the risk that a healthcare company will have to defend a false claim action, pay fines or be excluded from the Medicare, Medicaid or other federal and state healthcare programs as a result of an investigation arising out of such action. We cannot assure you that we will not become subject to such litigation. Any violations of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could harm our reputation, be costly to defend and divert management’s attention from other aspects of our business. Similarly, if the physicians or other providers or entities with whom we do business are found to have violated abuse laws, they may be subject to sanctions, which could also have a negative impact on us.

Our efforts to discover and develop potential products may not lead to the discovery, development, commercialization or marketing of actual drug products.

We are currently engaged in a number of different approaches to discover and develop new product applications and product candidates. At the present time, we have one Microcyn-based drug candidate in clinical trials. We also have a non-Microcyn-based compound in the research and development phase. We believe this compound has potential applications in oncology. Discovery and development of potential drug candidates are expensive and time-consuming, and we do not know if our efforts will lead to discovery of any drug candidates that can be successfully developed and marketed. If our efforts do not lead to the discovery of a suitable drug candidate, we may be unable to grow our clinical pipeline or we may be unable to enter into agreements with collaborators who are willing to develop our drug candidates.

We must implement additional and expensive finance and accounting systems, procedures and controls as we grow our business and organization and to satisfy new reporting requirements, which will increase our costs and require additional management resources.

As a public reporting company, we are required to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, or the Commission, including expanded disclosures and accelerated reporting requirements and more complex accounting rules for the reporting period ending March 31, 2008. Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements will increase our costs and require additional management resources. In a letter following their dismissal, our prior independent auditors informed us that we did not have the appropriate financial management and reporting structure in place to meet the demands of a public company and that our accounting and financial personnel lacked the appropriate level of accounting knowledge, experience and training. Our current independent auditors recommended certain changes in our internal controls, which we are working on implementing. We have upgraded our finance and accounting systems, procedures and controls and will need to continue to implement additional finance and accounting systems, procedures and controls as we grow our business and organization, enter into complex business transactions and take actions designed to satisfy new reporting requirements. Specifically, our experience in entering into a series of Agreements with Quimica Pasteur, or QP, a Mexico-based distributor of pharmaceutical products to hospitals and health care entities owned or operated by the Mexican Ministry of Health, or MOH, indicated that we need to better plan for complex transactions and the application of complex accounting principles relating to those transactions and to better identify potentially improper practices. As a result of these agreements, we were required to consolidate QP’s operations with our financial results for a portion of our year ended March 31, 2006. In connection with our audit of QP’s financial statements in late 2005, we were made aware of a number of facts that suggested that QP or its principals may have engaged in some form of tax avoidance practice in Mexico prior to the execution of the agreements between our company and QP, and we did not discover these facts prior to our execution of these agreements or for several months thereafter. If we are unable to complete the required Section 404 assessment as to the adequacy of our internal control over financial reporting, if we fail to maintain or implement adequate controls, or if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting as of the date of our second Annual Report on Form 10-K for which compliance is required and thereafter, our ability to obtain additional financing could be impaired. In addition, investors could lose confidence in the reliability of our internal control over financial reporting and in the accuracy of our periodic reports filed under the Securities Exchange Act of 1934. A lack of investor confidence in the reliability and accuracy of our public reporting could cause our stock price to decline. Also, if we are unable to implement and maintain adequate internal controls, we could be subject to fines and penalties. For example, although we do not believe that we are responsible for any tax avoidance practices of QP’s principals prior to June 16, 2005, the Mexican taxing authority could make a claim against us or our Mexican subsidiary. We have been informed by counsel in Mexico that the statute of limitations, including for action for fraud, is five years from March 31, 2006.

We may not be able to maintain sufficient product liability insurance to cover claims against us.

Product liability insurance for the healthcare industry is generally expensive to the extent it is available at all. We may not be able to maintain such insurance on acceptable terms or be able to secure increased coverage if the commercialization of our products progresses, nor can we be sure that existing or future claims against us will be covered by our product liability insurance. Moreover, the existing coverage of our insurance policy or any rights of indemnification and contribution that we may have may not be sufficient to offset existing or future claims. A successful claim against us with respect to uninsured liabilities or in excess of insurance coverage and not subject to any indemnification or contribution could have a material adverse effect on our future business, financial condition, and results of operations.

Risks Related to Our Common Stock

Our operating results may fluctuate, which could cause our stock price to decrease.

Fluctuations in our operating results may lead to fluctuations, including declines, in our share price. Our operating results and our share price may fluctuate from period to period due to a variety of factors, including:

•	demand by physicians, other medical staff and patients for our Microcyn products;

•	reimbursement decisions by third-party payors and announcements of those decisions;

•	clinical trial results and publication of results in peer-reviewed journals or the presentation at medical conferences;

•	the inclusion or exclusion of our Microcyn products in large clinical trials conducted by others;

•	actual and anticipated fluctuations in our quarterly financial and operating results;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	issues in manufacturing our product candidates or products;

•	new or less expensive products and services or new technology introduced or offered by our competitors or us;

•	the development and commercialization of product enhancements;

•	changes in the regulatory environment;

•	delays in establishing new strategic relationships;

•	costs associated with collaborations and new product candidates;

•	introduction of technological innovations or new commercial products by us or our competitors;

•	litigation or public concern about the safety of our product candidates or products;

•	changes in recommendations of securities analysts or lack of analyst coverage;

•	failure to meet analyst expectations regarding our operating results;

•	additions or departures of key personnel; and

•	general market conditions.

Variations in the timing of our future revenues and expenses could also cause significant fluctuations in our operating results from period to period and may result in unanticipated earning shortfalls or losses. In addition, the NASDAQ Global Market, in general, and the market for life sciences companies, in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies.

If an active, liquid trading market for our common stock does not develop, you may not be able to sell your shares quickly or at or above the price you paid.

Prior to our initial public offering, there was no public market for our common stock. Although we listed our common stock listed on the NASDAQ Global Market, an active and liquid trading market for our common stock has not yet and may not ever develop or be sustained. You may not be able to sell your shares quickly or at or above the price you paid for our stock if trading in our stock is not active.

We do not expect to pay dividends in the foreseeable future. As a result, you must rely on stock appreciation, if any, for a return on your investment.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will depend on our financial condition, results of operations, capital requirements and other factors and will be at the discretion of our Board of Directors. In addition, under two of our secured loans, we will not pay any dividends without our secured lenders’ prior written consent for as long as we have any outstanding obligations to the secured lenders. Accordingly, you will have to rely on appreciation in the price of our common stock, if any, to earn a return on your investment in our common stock. Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends.

Anti-takeover provisions in our charter, by-laws and Delaware law may make it more difficult for you to change our management and may also make a takeover difficult.

Our corporate documents and Delaware law contain provisions that limit the ability of stockholders to change our management and may also enable our management to resist a takeover. These provisions include:

•	the ability of our Board of Directors to issue and designate the rights of, without stockholder approval, up to 5,000,000 shares of convertible preferred stock, which rights could be senior to those of common stock;

•	limitations on persons authorized to call a special meeting of stockholders; and

•	advance notice procedures required for stockholders to make nominations of candidates for election as directors or to bring matters before an annual meeting of stockholders.

These provisions might discourage, delay or prevent a change of control in our management. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and cause us to take other corporate actions. In addition, the existence of these provisions, together with Delaware law, might hinder or delay an attempted takeover other than through negotiations with our Board of Directors.

Our stockholders may experience substantial dilution in the value of their investment if we issue additional shares of our capital stock.

Our charter documents allow us to issue up to 100,000,000 shares of our common stock and to issue and designate the rights of, without stockholder approval, up to 5,000,000 shares of convertible preferred stock. In the event we issue additional shares of our capital stock, dilution to our stockholders could result. In addition, if we issue and designate a class of convertible preferred stock, these securities may provide for rights, preferences or privileges senior to those of holders of our common stock.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this prospectus, the words “expects,” “anticipates,” “intends,” “estimates,” “plans,” “projects,” “continue,” “ongoing,” “potential,” “expect,” “predict,” “believe,” “intend,” “may,” “will,” “should,” “could,” “would” and similar expressions are intended to identify forward-looking statements. These are statements that relate to future periods and include statements about, but not limited to: the progress and timing of our development programs and regulatory approvals for our products; the benefits and effectiveness of our products; our position as a worldwide leader using anti-infectives; the development of protocols for clinical studies; enrollment in clinical studies; the progress and timing of clinical trials and physician studies; our expectations related to the use of proceeds from our initial public offering; our ability to manufacture sufficient amounts of our product candidates for clinical trials and products for commercialization activities; the outcome of discussions with the FDA and other regulatory agencies; the content and timing of submissions to, and decisions made by, the FDA and other regulatory agencies, including demonstrating to the satisfaction of the FDA the safety and efficacy of our products; the ability of our products to meet existing or future regulatory standards; the rate and causes of infection; the accuracy of our estimates of the size and characteristics of the markets which may be addressed by our products; our expectations and capabilities relating to the sales and marketing of our current products and our product candidates; the execution of distribution agreements; the expansion of our sales force and distribution network; the establishment of strategic partnerships for the development or sale of products; the timing and aggressiveness of commercializing our products; our ability to take advantage of additional market opportunities; our ability to maintain a market presence in the medical community; our ability to protect our intellectual property and operate our business without infringing on the intellectual property of others; our ability to continue to expand our intellectual property portfolio; our expectations about the outcome of litigation and controversies with third parties; our ability to attract and retain qualified directors, officers and employees; our relationship with QP; our ability to compete with other companies that are developing or selling products that are competitive with our products; our ability to retain experienced suppliers; the ability of our products to become the standard of care for controlling infection in chronic and acute wounds; the advantages of our products over current methods of care in the treatment of chronic and acute wounds; our expectations and capabilities relating to the effectiveness of our product; our ability to expand to and commercialize products in markets outside the wound care market; our estimates regarding future operating performance, earnings and capital requirements; our expectations with respect to our microbiology contract testing laboratory; our expectations relating to the concentration of our revenue from international sales; and the impact of the Sarbanes-Oxley Act of 2002 and any future changes in accounting regulations or practices in general with respect to public companies.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, those risks discussed below, as well as our ability to develop and commercialize new products; the risk of unanticipated delays in research and development efforts; the risk that we may not obtain reimbursement for our existing test and any future products we may develop; the risks and uncertainties associated with the regulation of our products by the FDA; the ability to compete against third parties; our ability to obtain capital when needed; our history of operating losses and the risks set forth under “Risks Factors” above. These forward-looking statements speak only as of the date hereof. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

USE OF PROCEEDS

We will not receive any proceeds from the disposition of the shares of common stock, or interests therein, covered by this prospectus. An aggregate of 1,760,906 shares of common stock covered by this prospectus are issuable only upon the exercise of warrants issued to the selling stockholders. Upon the cash exercise of the warrants, we could receive cash proceeds of up to $18,479,155.70. There can be no assurance any of these warrants will be exercised by the selling stockholders, or, if exercised, that we will receive any cash proceeds upon such exercises. Any cash proceeds received from the exercise of the warrants will be added to working capital and used for general corporate purposes.

SELLING STOCKHOLDERS

We are registering the shares of common stock covered by this prospectus on behalf of the selling stockholders named in the following table. The term “selling stockholders” includes the person listed below and his respective transferees, pledgees, donees, or other successors. The table below sets forth certain information regarding the beneficial ownership of our common stock by each of the selling stockholders as of August 15, 2007. Information with respect to beneficial ownership is based on data provided by the selling stockholders. Information with respect to shares owned beneficially after the offering assumes the exercise of all warrants listed in the table and the sale of the shares offered and no other purchases or sales of common stock.

Unless otherwise described below, to our knowledge, no selling stockholder nor any of its affiliates has held any position or office with, or been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

Certain of the selling stockholders in the table below acquired the shares of common stock and the warrants to which this prospectus relates from us in a private placement which closed on August 13, 2007. In the private placement, we issued 1,262,500 shares of our common stock and warrants to purchase up to an additional 416,622 shares of our common stock; we also issued an additional warrant to purchase up to 88,375 shares of our common stock to Rodman & Renshaw, LLC, or Rodman & Renshaw, as compensation for its services as placement agent in the private placement. As part of the private placement, we entered into a registration rights agreement with the investors covering the resale of the common stock sold in the private placement and the shares of common stock issuable upon exercise of the warrants. Pursuant to these registration rights, the shares of common stock issued to the investors in the private placement and the shares of common stock issuable upon the exercise of the warrants issued in the private placement are being registered hereunder. As to shares being sold by Rodman & Renshaw for its own account, Rodman & Renshaw is an underwriter. Rodman & Renshaw received its warrant in the ordinary course of business.

We are also registering up to 1,482,363 shares of common stock, including 1,255,909 shares issuable upon exercise of warrants, all of which are being offered for resale for the accounts of the selling stockholders. Some of these shares are being registered pursuant to “piggyback” registration rights” that we granted to the stockholders or warrant holders. The shares being registered were acquired from us in various transactions and are comprised of the following:

•	Warrants to purchase up to 234,746 shares of our common stock issued to the underwriters in our initial public offering in 2007.

•	Warrants to purchase up to 29,129 shares of our common stock and 145,652 shares of our common stock issued in 2006 to investors in a preferred stock financing.

•	Warrants to purchase up to 24,127 shares of our common stock issued in 2006 to the placement agent in a private stock financing.

•	Warrants to purchase up to 319,445 shares of our common stock issued in 2006 to the placement agent in a private stock financing, and 555 shares of our common stock that have been issued upon exercise of a similar warrant.

•	45,832 shares of common stock issued to an investor in a private stock financing in 2005.

•	Warrants to purchase up to 391,908 shares of our common stock issued in 2005 to the placement agent in a private stock financing, and 16,666 shares of our common stock have been issued upon exercise of three similar warrants.

•	16,666 shares of common stock issued to an investor in a private stock financing in 2004 and 1,083 shares of common stock received by such investor as a stock dividend on such shares.

•	Warrants to purchase up to 18,275 shares of our common stock issued in connection with bridge financings in 2004 and 2005.

•	A warrant to purchase up to 16,666 shares of our common stock issued to a lender in connection with an equipment financing arrangement in 2005.

•	Warrants to purchase up to 71,521 shares of our common stock issued in connection with an equipment financing arrangement in 2006.

•	Warrants to purchase up to 100,093 shares of our common stock issued between 2005 and 2007 to consultants and advisors who performed services for us.

•	Warrants to purchase up to 49,999 shares of our common stock issued in connection with the settlement of litigation in 2006.

	Shares
	Beneficially	Shares
	Owned Before	Beneficially
	Offering	Owned Before
	(Excluding	Offering that	Total Shares	Percentage		Number of
	Shares Issuable	are Issuable	Beneficially	Beneficially		Shares Owned	Percentage
	Upon Exercise	Upon Exercise	Owned Before	Owned Before	Number of	After the	Owned After
Name and Address of Beneficial Owner	of Warrants)	of Warrants	Offering	Offering(1)(2)	Shares Offered	Offering	Offering

Aristeia International Limited	84,575	27,909	112,484	*	112,484	0	*
Aristeia Partners L.P.	10,512	3,468	13,980	*	13,980	0	*
Aristeia Special Investments Master, L.P.	29,913	9,871	39,784	*	39,784	0	*
Avendis Absolute Alternative 1 Trading Ltd(3)	35,000	11,550	46,550	*	46,550	0	*
Cranshire Capital, L.P.(4)	62,500	20,625	83,125	*	83,125	0	*
Crescent International Ltd(5)	56,900	12,705	69,605	*	51,205	18,400	*
Diamond Opportunity Fund, LLC(6)	43,750	14,437	58,187	*	58,187	0	*
Double U Master Fund LP(7)	12,500	4,125	16,625	*	16,625	0	*
Egatniv, LLC	12,500	4,125	16,625	*	16,625	0	*
Graham Anderson	12,500	4,125	16,625	*	16,625	0	*
Franklin Biotechnology Discovery Fund	250,000	82,500	332,500	2.51%	332,500	0	*
Highbridge International LLC(8)	62,500	20,625	83,125	*	83,125	0	*
Iroquois Master Fund Ltd.	37,500	12,375	49,875	*	49,875	0	*
Lincoln Biotech Ventures II, L.P.	12,500	4,125	16,625	*	16,625	0	*
Otago Partners, LLC	12,500	4,125	16,625	*	16,625	0	*
Perceptive Life Sciences Master Fund LTD(9)	175,000	57,750	232,750	1.76%	232,750	0	*
Catalytix LDC Life Science Hedge AC	12,500	4,125	16,625	*	16,625	0	*
Rockmore Investment Master Fund Ltd(10)	43,750	14,437	58,187	*	58,187	0	*
RRC Biofund, LP(11)	135,000	34,650	169,650	1.29%	139,650	30,000	*
Whalehaven Capital Fund Limited(12)	62,500	20,625	83,125	*	83,125	0	*
Daniel B. and Linda O. Ahlberg Trustees FBO Ahlberg Joint Revocable Trust u/a dtd 8/27/06	7,500	1,485	8,985	*	5,985	3,000	*
Alice Ann Corporation	9,300	2,310	11,610	*	9,310	2,300	*
Robert G. Allison	10,000	3,300	13,300	*	13,300	0	*
William H. Baxter Trustee FBO William H. Baxter Revocable Trust u/a dtd 7/3/96	7,000	1,320	8,320	*	5,320	3,000	*
Piper Jaffray as Custodian FBO William H. Baxter IRA	3,500	1,155	4,655	*	4,655	0	*
David & Carole Brown Trustees FBO David & Carole Brown Revocable Trust u/a dtd 10/23/97	9,000	1,650	10,650	*	6,650	4,000	*

	Shares
	Beneficially	Shares
	Owned Before	Beneficially
	Offering	Owned Before
	(Excluding	Offering that	Total Shares	Percentage		Number of
	Shares Issuable	are Issuable	Beneficially	Beneficially		Shares Owned	Percentage
	Upon Exercise	Upon Exercise	Owned Before	Owned Before	Number of	After the	Owned After
Name and Address of Beneficial Owner	of Warrants)	of Warrants	Offering	Offering(1)(2)	Shares Offered	Offering	Offering

Piper Jaffray as Custodian FBO Robert H. Clayburgh IRA	6,500	2,145	8,645	*	8,645	0	*
Gary & Leslie Clipper JTWROS	3,000	990	3,990	*	3,990	0	*
Piper Jaffray as Custodian FBO Mark Donahoe IRA	13,000	2,640	15,640	*	10,640	5,000	*
Dennis D. Gonyea	5,000	1,650	6,650	*	6,650	0	*
Richard A. Hoel	3,000	990	3,990	*	3,990	0	*
Elizabeth J. Kuehne	5,000	1,650	6,650	*	6,650	0	*
Piper Jaffray as Custodian FBO Elizabeth J. Kuehne IRA	5,500	1,155	6,655	*	4,655	2,000	*
Piper Jaffray as Custodian FBO Michael E. McElligott SPN/PRO	3,500	1,155	4,655	*	4,655	0	*
Piper Jaffray as Custodian FBO Charles W. Pappas IRA	4,500	1,485	5,985	*	5,985	0	*
John T. Potter	6,000	1,980	7,980	*	7,980	0	*
Carolyn Salon	4,000	1,320	5,320	*	5,320	0	*
Joel A. Salon	3,500	1,155	4,655	*	4,655	0	*
Paul C. Seel & Nancy S. Seel JTWROS	8,400	1,650	10,050	*	6,650	3,400	*
E. Terry Skone, TTEE FBO E. Terry Skone Revocable Trust U/A dtd 11/30/05	6,000	1,980	7,980	*	7,980	0	*
Donald O. & Janet M. Voight TTEE’s FBO Janet M. Voight Trust U/A dtd 8/29/96	5,000	1,650	6,650	*	6,650	0	*
Piper Jaffray as Custodian FBO James B. Wallace SPN/PRO	6,000	1,980	7,980	*	7,980	0	*
David M. Westrum, TTEE FBO David M. Westrum Revocable Living Trust u/a dtd 6/1/97	5,000	1,650	6,650	*	6,650	0	*
Piper Jaffray as Custodian FBO Michael R. Wilcox IRA	5,000	1,650	6,650	*	6,650	0	*
Pyramid Partners, L.P.	25,000	8,250	33,250	*	33,250	0	*
Rodman & Renshaw LLC(13)	0	88,375	88,375	*	88,375		*
Brookstreet Securities Corporation(13)(14)	0	187,139	187,139	1.40%	162,139	25,000	*
Roth Capital Partners, LLC(13)(15)	0	129,111	129,111	*	129,111	0	*
Maxim Group, LLC(12)(16)	0	46,949	46,949	*	46,949	0	*
Anchor Venture Trust(17)	209,233	29,129	238,362	1.81%	238,362	0	*
WWIII Enterprises LLC(18)	0	102,717	102,717	*	102,717	0	*
William H. Watson III	0	167,808	167,808	1.26%	167,808	0	*
David Braeger(19)	0	29,522	29,522	*	29,522	0	*
Acceleron Capital Ltd.(20)	0	15,000	15,000	*	15,000	0	*
David SaoMarcos(19)	0	14,772	14,772	*	14,772	0	*
AJ Sexton, V.	0	14,424	14,424	*	14,424	0	*
Ronald Smith(19)	0	7,521	7,521	*	7,521	0	*
Carole Smith and Ronald Smith, Community Property	42,447	4,396	46,843	*	14,396	32,447	*
Jamie Hamamoto	0	7,750	7,750	*	7,750	0	*
Alan Harp(19)	17,749	29,435	47,214	*	29,435	17,749	*

	Shares
	Beneficially	Shares
	Owned Before	Beneficially
	Offering	Owned Before
	(Excluding	Offering that	Total Shares	Percentage		Number of
	Shares Issuable	are Issuable	Beneficially	Beneficially		Shares Owned	Percentage
	Upon Exercise	Upon Exercise	Owned Before	Owned Before	Number of	After the	Owned After
Name and Address of Beneficial Owner	of Warrants)	of Warrants	Offering	Offering(1)(2)	Shares Offered	Offering	Offering

James B. Stanley	0	37,188	37,188	*	37,188	0	*
Richard L. Kerbs(19)	4,168	11,690	15,858	*	11,690	4,168	*
Robert Schultz(19)	0	5,409	5,409	*	5,409	0	*
Timothy Sherer(19)	0	3,368	3,368	*	3,368	0	*
Randy Millen	0	3,257	3,257	*	3,257	0	*
Russ Huffington(19)	3,083	2,906	5,989	*	5,989	0	*
Nicolas Pilger(19)	0	2,812	2,812	*	2,812	0	*
Gary Wohrle(19)(21)	12,400	2,583	14,983	*	6,166	8,817	*
Eric Elliot(19)	0	2,777	2,777	*	2,777	0	*
Edward Villarreal	0	4,380	4,380	*	4,380	0	*
Robert Fukunaga(19)(22)	10,000	1,791	11,791	*	1,791	10,000	*
David Singer(19)	750	2,579	3,329	*	2,579	750	*
Robert Badolato(19)	0	833	833	*	833	0	*
Darrel Smith(19)	0	784	784	*	784	0	*
Steven Wilson	0	486	486	*	486	0	*
Dayl Crow(19)	0	10,312	10,312	*	10,312	0	*
William Peterson(19)	0	2,802	2,802	*	2,802	0	*
Bruce Barber(19)	0	278	278	*	278	0	*
Cheryl Sillings(19)	0	503	503	*	503	0	*
Burton Bartlett(19)	6,433	6,433	12,866	*	6,433	6,433	*
Wayne Palmer(19)	2,218	208	2,426	*	208	2,218	*
Phil Rosenbaum(19)	0	416	416	*	416	0	*
Larry Burkholder(19)	555	0	555	*	555	0	*
Stanley C. Brooks(19)	0	134,887	134,887	1.01%	134,887	0	*
Remington Partners, Inc.(23)	0	9,493	9,493	*	9,493	0	*
Ralph A. Anavy(24)	0	585	585	*	585	0	*
Regina M. Anavy(24)	0	585	585	*	585	0	*
Joseph Abrams and Patricia Abrams(24)	0	585	585	*	585	0	*
Sarah Abrams(24)	0	585	585	*	585	0	*
Matt Abrams(24)	0	585	585	*	585	0	*
Warren P. Yost and Gail A. Yost(24)	0	2,343	2,343	*	2,343	0	*
Edward R. Pierce, Trustee of Regina Bublil Waldman separate declaration of trust dtd 12/14/1984(24)	0	1,171	1,171	*	1,171	0	*
Leo and Jacqueline McCarthy LLC(24)(25)	0	2,343	2,343	*	2,343	0	*
Venture Lending and Leasing III, LLC(26)	0	16,666	16,666	*	16,666	0	*
Venture Lending and Leasing IV, LLC(26)	0	71,521	71,521	*	71,521	0	*
Phillips, Spalla & Angstadt LLP(27)(28)	0	7,593	7,593	*	7,593	0	*
Robert C. Burlingame(27)(29)	75,000	75,000	150,000	1.13%	75,000	75,000	*
Barnett Cline(27)	0	3,750	3,750	*	3,750	0	*
Gerald Woolam(27)	2,718	3,750	6,468	*	3,750	2,718	*
Paul Schnur(27)	0	3,750	3,750	*	3,750	0	*
Don C. Wukash(27)	4,166	3,125	7,291	*	3,125	4,166	*
Linda T. Wukash(30)	4,167	3,125	7,292	*	3,125	4,167	*

Shares
	Beneficially	Shares
	Owned Before	Beneficially
	Offering	Owned Before
	(Excluding	Offering that	Total Shares	Percentage		Number of
	Shares Issuable	are Issuable	Beneficially	Beneficially		Shares Owned	Percentage
	Upon Exercise	Upon Exercise	Owned Before	Owned Before	Number of	After the	Owned After
Name and Address of Beneficial Owner	of Warrants)	of Warrants	Offering	Offering(1)(2)	Shares Offered	Offering	Offering

Kim Kelderman(31)(32)	0	33,333	33,333	*	33,333	0	*
Mcguinn, Hillsman & Palefsky(31)(33)	0	16,666	16,666	*	16,666	0	*

*	Represents beneficial ownership of less than 1%.

(1)	There were 13,157,494 shares of common stock outstanding as of August 15, 2007.

(2)	In computing the number of shares of common stock beneficially owned by a selling stockholder and the percentage ownership of that selling stockholder, we deemed outstanding shares of common stock subject to the warrants. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other selling stockholder.

(3)	Yannis Bilquez has sole voting control and investment discretion with respect to the common stock held by this selling stockholder.

(4)	Mitchell P. Kopin, in his capacity as the president of Downsview Capital, Inc., the general partner or this selling stockholder, has sole voting control and investment discretion with respect to the common stock held by this selling stockholder. Each of Mitchell P. Kopin, and Downsview Capital, Inc. disclaims beneficial ownership of the shares held by Cranshire Capital, L.P.

(5)	Maxi Brezzi and Bachir Taleb-Ibrahimi have shared voting control and investment discretion with respect to the common stock held by this selling stockholder.

(6)	David Holein, Rob Rubin and Richard Marks, in their capacities as Manager and Managing Directors, respectively, of Diamond Asset Management, the manager of this selling stockholder have shared voting control and investment discretion with respect to the common stock held by this selling stockholder. Messrs. Holein, Rubin and Marks disclaim beneficial ownership of the common stock held by Diamond Opportunity Fund, LLC.

(7)	Issac Winehouse has sole voting control and investment discretion with respect to the common stock held by this selling stockholder.

(8)	Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the common stock held by this selling stockholder. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the common stock held by this selling stockholder. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.

(9)	Perceptive Advisors LLC has sole voting control and investment discretion with respect to the common stock held by this selling stockholder.

(10)	Rockmore Capital, LLC (“Rockmore Capital”) and Rockmore Partners, LLC (“Rockmore Partners”), each a limited liability company formed under the laws of the State of Delaware, serve as investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through this selling stockholder. By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the common stock owned by this selling stockholder. Rockmore Capital and Rockmore Partners disclaim beneficial ownership of the shares held by Rockmore Investment Master Fund Ltd. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares owned by this selling stockholder and, as of August 15, 2007, Bruce T. Bernstein and Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the common stock held by this selling stockholder. By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over the shares owned by this selling stockholder. Messrs. Bernstein and Daly disclaim beneficial ownership of the common stock held by

Rockmore Investment Master Fund Ltd., and neither of such persons has any legal right to maintain such authority. No other person has sole or shared voting or dispositive power with respect to the shares as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls this selling stockholder.

(11)	James A. Silverman has sole voting control and investment discretion with respect to the common stock held by this selling stockholder.

(12)	Michael Finkelstein, Arthur Jones and Trevor Williams, the Investment Manager and Directors, respectively, of this selling stockholder have shared voting control and investment discretion with respect to the common stock held by this selling stockholder.

(13)	This selling stockholder is a registered broker-dealer, and accordingly, an underwriter within the meaning of Section 2(11) of the Securities Act.

(14)	Stanley C. Brooks has sole voting control and investment discretion with respect to the common stock held by this selling stockholder.

(15)	Brian C. Roth and Gordon J. Roth, the Chief Executive Officer and Chief Financial Officer, respectively, of this selling stockholder have shared voting control and investment discretion with respect to the common stock held by this selling stockholder.

(16)	Michael Rubinowitz has sole voting control and investment discretion with respect to the common stock held by this selling stockholder.

(17)	This selling stockholder received its shares by participating in private stock financings.

(18)	William H. Watson III has sole voting control and investment discretion with respect to the common stock held by this selling stockholder.

(19)	This selling stockholder is or may be an affiliate of a broker-dealer. This selling stockholder has represented to us that it has no agreements or understandings, directly or indirectly, with any person to distribute any shares of common stock subject to the warrants.

(20)	James B. Stanley has sole voting control and investment discretion with respect to the common stock held by this selling stockholder.

(21)	Includes 1,774 shares held in joint trust with right of survivorship with Mr. Wohrle’s spouse.

(22)	Includes 8,333 shares held in a family trust of which Mr. Fukanaga is a trustee.

(23)	This selling stockholder received its warrants to purchase our common stock in connection with a bridge financing entered into by us. Mark Litwin has sole voting control and investment discretion with respect to the common stock held by this selling stockholder.

(24)	This selling stockholder was assigned his, her or its warrant to purchase our common stock by Remington Partners, Inc., one of our bridge lenders.

(25)	Jacqueline McCarthy has sole voting control and investment discretion with respect to the common stock held by this selling stockholder.

(26)	This selling stockholder received its warrant to purchase our common stock in connection with an equipment financing arrangement. Martin Eng, the Chief Financial Officer of this selling stockholder, has sole voting control and investment discretion with respect to the common stock held by this selling stockholder.

(27)	This selling stockholder received its shares of common stock and/or warrant to purchase our common stock in connection with consultant or advisory services rendered to us.

(28)	Robert K. Phillips has sole voting control and investment discretion with respect to the common stock held by this selling stockholder.

(29)	Mr. Burlingame is one of our creditors pursuant to the bridge loan entered into by us in November 2006 and amended in March 2007 and is also a member of our board of directors. The shares beneficially owned before offering that are issuable upon exercise of warrants includes an option to purchase 75,000 shares of our common stock that is exercisable within 60 days of August 15, 2007. We have assumed the exercise of the option for purposes of computing Mr. Burlingame’s beneficial ownership.

(30)	Ms. Wukash was assigned her warrant to purchase our common stock by Don Wukash, who received his warrant to purchase our common stock in connection with advisory services rendered to us.

(31)	This selling stockholder received its warrant to purchase our common stock in connection with the settlement of litigation.

(32)	Mr. Kelderman was our Chief Operating Officer until January 2005.

(33)	Cliff Palefsky has sole voting control and investment discretion with respect to the common stock held by this selling stockholder.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share. The following describes our common stock and preferred stock and summarizes certain provisions of our certificate of incorporation and bylaws. For additional information about our capital stock, please refer to our certificate of incorporation and bylaws.

Common Stock

As of August 15, 2007, there were 13,157,494 shares of common stock outstanding held by approximately 815 registered stockholders of record.

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our certificate of incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Holders of common stock have no preemptive subscription, redemption or conversion rights or other subscription rights. Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be issued in this offering, when they are paid for will be, fully paid and nonassessable.

Preferred Stock

Our board of directors is authorized, subject to limitations imposed by Delaware law, to issue up to a total of 5,000,000 shares of preferred stock in one or more series, without stockholder approval. Our board is authorized to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

The board may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Description of Warrants

The common stock underlying warrants to be registered on behalf of the selling stockholders pursuant to the registration statement of which this prospectus is part were issued at various times between July 2003 and August 2007 and shall be exercisable for 1,760,906 shares of our common stock at various times at exercise prices ranging from of $3.00 to $18.00 per share. The warrants for 504,997 shares of our common stock issued in connection with the private placement that closed on August 13, 2007 will be exercisable at any time after February 10, 2008 and the exercise price of such warrants will be adjusted in the event that we offer securities after their issuance for consideration per share less than or equal to the then-effective exercise price of such warrant. No other of our warrants for the purchase of common stock contain price-based anti-dilution provisions. The rights of the shares of our common stock issuable upon exercise of all of our outstanding warrants shall be the same as those described under the heading “Common Stock” above.

PLAN OF DISTRIBUTION

Each selling stockholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the NASDAQ Global Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933 if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with the Financial Industry Regulatory Authority, or FINRA, NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any selling stockholders that are broker-dealers or affiliates of broker-dealers will be deemed to be “underwriters” within the meaning of the Securities Act in connection with any sales of the shares by them. In such event, any discounts, commissions or concessions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Of the selling stockholders, Rodman & Renshaw, Brookstreet Securities Corporation, Maxim Group, LLC and Roth Capital Partners, LLC is each a broker-dealer. Each of the selling stockholders has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities subject to the Registration Statement.

We are contractually required to pay certain fees and expenses incurred by us incident to the registration of the shares held by selling stockholders who have these contractual rights. We have agreed to indemnify the selling stockholders that have contractual registration rights against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (1) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (2) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

The validity of the common stock offered by this prospectus is being passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, Palo Alto, California.

EXPERTS

The consolidated financial statements of Oculus Innovative Sciences, Inc. incorporated in this prospectus by reference to our Annual Report on Form 10-K/A for the year ended March 31, 2007 have been so incorporated in reliance on the report of Marcum & Kliegman LLP, an independent registered public accounting firm, given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. When used in this prospectus, the term “registration statement” includes amendments to the registration statement as well as the exhibits, schedules, financial statements and notes filed as part of the registration statement. Some information in the registration statement has been eliminated from this prospectus in accordance with the rules of the SEC. For further information with respect to us and the common stock offered by this prospectus, reference is made to the registration statement.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may access our publicly filed reports and amendments to any of these reports free of charge on the SEC’s website at http://www.sec.gov. You may also read and copy any of the documents referenced above at the SEC’s Public

Reference Room at 100 F Street, N.E., Washington DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference some of the information we file with them, which means we can disclose important information to you by referring you to those documents, and that some of the information in those documents is considered to be a part of this prospectus.

The documents we are incorporating by reference in this prospectus are:

•	our Annual Report on Form 10-K for the year ended March 31, 2006, as amended on July 27, 2007;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007;

•	our Current Reports on Forms 8-K and 8-K/A, filed with the SEC on April 25, 2007, May 2, 2007, June 12, 2007, August 9, 2007, August 13, 2007 and August 17, 2007 (except as to the information furnished pursuant to Item 2.02 and any related exhibits filed pursuant to Item 9.01 (Results of Operations and Financial Condition) of Form 8-K); and

•	our Proxy Statement on Schedule 14A filed on August 17, 2007 (except as to information furnished under SEC rules and not filed).

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents. You should direct any requests for documents to Corporate Secretary, Oculus Innovative Sciences, Inc., 1129 N. McDowell Blvd., Petaluma, CA 94954, or call (707) 782-0792. We also provide links to our reports and other information filed with the Commission at the following web address: http://ir.oculusis.com/sec.cfm. We do not consider information contained on, or that can be accessed through, our website to be part of this prospectus.

3,249,860 Shares

Common Stock

The date of this prospectus is September 13, 2007